Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 16, 2023

TO THE PROSPECTUS DATED SEPTEMBER 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated September 28, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of November 1, 2023;
•
to disclose the calculation of our September 30, 2023 NAV per share for all share classes;
•
to provide an update on the status of our current public offering (the “Offering”); and
•
to update the discussion of our competitive strengths in the Prospectus.

November 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases as of October 31, 2023) is as follows:

Transaction Price (per share)
Class T	$25.1205
Class S	$25.1205
Class D	$25.1205
Class I	$25.1205

As of September 30, 2023, we had not sold any Class T, Class S or Class D shares. Until we sell shares of Class T, Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of September 30, 2023. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2023 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 800-826-8228. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since September 30, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of September 30, 2023 (dollars and shares/units in thousands):

Components of NAV	As of September 30, 2023
Investments in real estate	$362,530
Cash and cash equivalents	6,786
Restricted cash	233
Other assets	20,956
Debt	(237,770)
Other liabilities	(6,619)
Net asset value	$146,116
Total shares/units outstanding	5,809

The following table sets forth our NAV and NAV per share/unit by class as of September 30, 2023 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$201	$145,915	$146,116
Number of outstanding shares/units	8	5,801	5,809
NAV per share/unit as of September 30, 2023	$25.1205	$25.1527

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the September 30, 2023 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.50%	6.34%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education
Discount rate (weighted average)	0.25% decrease	1.79%	1.89%
	0.25% increase	(1.83)%	(1.89)%
Exit capitalization rate (weighted average)	0.25% decrease	2.29%	2.13%
	0.25% increase	(2.18)%	(1.89)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of August 31, 2023 (dollars and shares/units in thousands):

Components of NAV	As of August 31, 2023
Investments in real estate	$361,670
Cash and cash equivalents	6,290
Restricted cash	229
Other assets	20,362
Debt	(237,770)
Other liabilities	(5,756)
Net asset value	$145,025
Number of outstanding Class A units	5,824

The following table sets forth our NAV and NAV per share/unit by class as of August 31, 2023 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$199	$144,826	$145,025
Number of outstanding shares/units	8	5,816	5,824
NAV per share/unit as of August 31, 2023	$24.8858	$24.9014

Status of our Offering

On September 28, 2023, our registration for this Offering of up to $1.25 billion of shares of our common stock was brought effective and this Offering commenced the same day. Under this Offering, we are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. We intend to sell shares in the Offering on a monthly basis. We will accept purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $2.5 million, including shares purchased by our Advisor, its affiliates and our directors and officers, in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and our board of directors has authorized the release to us of funds in the escrow account. Once authorized for release, escrowed funds will be used to purchase shares at the then-current transaction price.

Updates to our Prospectus

The following replaces the fourth bullet point under “Prospectus Summary - What potential competitive strengths do you achieve through your relationship with Inland?” and under “Investment Objectives and Strategies - Potential Competitive Strengths.”

Experienced Acquirer and Manager of Alternative Real Estate Assets - Inland, primarily through the DST and private investment programs sponsored by IPC, a subsidiary of our sponsor, has significant experience in acquiring, owning and operating alternative real estate assets. Specifically, as of June 30, 2023, IPC-sponsored programs had acquired healthcare properties (including senior living properties) with a total purchase price of over $886.3 million, student housing properties with a total purchase price of $892.3 million and self-storage properties with a total purchase price of approximately $1.7 billion.